Mail Stop 4561

May 18, 2009

Bryce Chicoyne
Chief Financial Officer
Salary.com, Inc.
195 West Street
Waltham, MA 02451

> **Re:** **Salary.com, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 13, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 001-33312**

Dear Mr. Chicoyne:

　　We have reviewed your response letter dated April 15, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2009.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 10

1.　　We note the proposed revisions to your revenue recognition policy provided in response to prior comment number 8. The proposed disclosures indicate that multiple element arrangements that include perpetual software licenses are accounted for as a single unit of accounting due to a lack of VSOE. However, the disclosures also appear to indicate that postcontract customer support ("PCS") is accounted for separately and the license revenue is recognized upon delivery. Please tell us how your policy complies with paragraph 12 of SOP 97-2.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding the above comment. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant